Mail Stop 3561

June 25, 2007

Via Fax & U.S. Mail

Ms. Marilyn Beaubien
Gener8Xion Entertainment, Inc.
2021 Lincoln Street
Burbank, California 91504

> **Re: Gener8Xion Entertainment, Inc.**
> **Form 10-KSB for the year ended October 31, 2006**
> **Filed February 13, 2007**
> **File No. 000-15382**

Dear Ms. Beaubien:

We have reviewed your May 24, 2007, response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings unless an amendment has been requested, in which case all requested changes should be made in such amendment as well as in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Form 10-KSB for the year ended October 31, 2006
Item 1. Description of Business
Gener8Xion Motion Picture Acquisitions, page 5

1. We note your expanded disclosure regarding the revenues earned as a result of the release of "One Night with the King". Please revise your proposed disclosure to reconcile amounts discussed with those presented in the financial statements.

<u>Item 6. Management's Discussion and Analysis, page 9</u>

2. Regarding the information that you have proposed to add to your critical accounting policies, please be advised that the information that you have presented would be more appropriate and useful to investors if included in the "liquidity" section of MD&A. As such, please move your proposed disclosure to the liquidity section and focus your critical accounting policies section on accounting items where estimates or assumptions have driven your accounting policy, including how changes in those assumptions could effect your financial statements. Examples of this would be such things as your accounting policy for determining such estimates as bad debt, the accounting assumptions used in calculating the fair value of stock based compensation items, or any sensitivity aspects of revenue recognition.

<u>Note 3. Acquisition, page 29</u>

3. We note your response to our previous comment number eight and the estimate of future cash flows that you provided. However, we also note that the lighting equipment segment (formerly "Cinemills") has incurred operating losses both in the previous fiscal year and through the second quarter in the current fiscal year, with revenues and gross profit margin percentages significantly below those which are used in the forecast (40% for the six months ended April 30, 2007 compared to 55% forecast). In addition, the estimate of future cash flows that you have provided is dependent largely on the assumption of additional funds becoming available <u>and</u> being allocated to this segment. As such, it does not appear that your analysis complies with the guidelines set forth in SFAS 142. Reference is made to paragraph 24 of SFAS 142, which states that cash flow estimates shall use reasonable and supportable assumptions, and suggests the use of a range of possible outcomes, giving consideration to the likelihood of each outcome. Therefore, it does not appear that your forecast is on point with the guidance in SFAS 142, and does not sufficiently support your conclusion that goodwill is not impaired. Please revise your analysis, and record any goodwill impairment as necessary.

<u>General</u>

4. Please note that upon resolution of the previous comment, your responses to the comments hereon and those in your response letter dated May 24, 2007 should be incorporated in an amended Form 10-KSB for the year ended October 31, 2006 as requested.

<u>Form 10-QSB for the quarterly period ended April 30, 2007</u>

<u>Condensed Consolidated Statements of Operations, page 4</u>

5. We note that you have included a loss of sale and abandonment of equipment as an "other expense". In this regard, gains and losses on the sale of assets used in

the normal operations of the business are generally considered operating expenses. Please move this item to operating expenses, or advise on why you believe it should remain as classified.

Note 6. Accrued Revenue Participation, page 12

6. Please explain why there was no accrual for revenue participation at October 31, 2006 even though there was earned revenue on the distribution of "One Night with the King" at that date.

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You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief